Filed by Electronic Data Systems Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: Electronic Data Systems Corporation

Commission File No. 001-11779

Electronic Data Systems Corporation

Registration Statement on Form S-4

Registration No. 333-114061

ELECTRONIC DATA SYSTEMS CORPORATION

NOTICE OF REMARKETING TO ALL HOLDERS AND BENEFICIAL OWNERS

OF ELECTRONIC DATA SYSTEMS CORPORATION

INCOME PRIDES CUSIP NO. 285661203 AND

5.78% SENIOR NOTES DUE 2006 CUSIP NO. 285661401

This notice is being provided to holders and beneficial owners of Income PRIDES (“Income PRIDES”) issued by Electronic Data Systems Corporation (“EDS”). Each $50 stated amount of Income PRIDES consists of a contract to purchase shares of EDS common stock on August 17, 2004 (a “Stock Purchase Contract”) and $50 principal amount of 5.78% Senior Notes due 2006 (“Notes”). The Depository Trust Company (“DTC”) is the record holder of all the Income PRIDES.

REMARKETING

Pursuant to the Remarketing Agreement among Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as remarketing agent (the “Remarketing Agent”), EDS and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), not in its individual capacity but solely as purchase contract agent (the “Purchase Contract Agent”), the Remarketing Agent will use its reasonable efforts to remarket the Notes on May 12, 2004 (the “remarketing Date”). If the Remarketing Agent is able to remarket the Notes at a price equal to or greater than 100% of the U.S. Treasury portfolio purchase price, the portion of the proceeds from the remarketing equal to the U.S. Treasury portfolio purchase price will be applied to purchase the U.S. Treasury portfolio. In addition, the Remarketing Agent will receive a remarketing fee not to exceed 25 basis points (0.25%) of the U.S. Treasury portfolio purchase price from any amount of the proceeds in excess of the U.S. Treasury portfolio purchase price and the remarketing fee will be remitted to the Purchase Contract Agent for payment to the holders of Income PRIDES.

EDS is currently engaged in an exchange offer for its Income PRIDES, which expires at midnight (ET) on Tuesday, May 11, 2004, unless further extended by EDS. Notes comprising part of any Income PRIDES beneficially owned by you that are tendered for exchange in the exchange offer and accepted by EDS for exchange before the remarketing on the Remarketing Date will not be included in the remarketing.

Notes comprising of any Income PRIDES beneficially owned by you that are either (i) not tendered for exchange in the exchange offer or (ii) are tendered, but not accepted by EDS for exchange before the remarketing on the Remarketing Date, in each case, will be automatically remarketed unless you take actions to separate the Notes from your Income PRIDES by creating Growth PRIDES out of your Income PRIDES.

You may create Growth PRIDES out of your Income PRIDES by, prior to 5:00 p.m. New York City time, on May 10, 2004, (i) depositing, with First Union Trust Company, National Association, not in its individual capacity but solely as collateral agent, U.S. Treasury securities, CUSIP No. 912820BK2, having an aggregate principal amount at maturity equal to the aggregate principal amount of the Notes comprising part of the Income PRIDES that you elect to convert into Growth PRIDES, (ii) notifying the Purchase Contract Agent of your election to create Growth PRIDES by properly executing and delivering the the Purchase Contract Agent the “Instruction to Purchase Contract Agent” and (iii) transferring Income PRIDES to the Purchase Contract Agent (if you are a beneficial owner or the Income PRIDES, your broker will have to initiate a withdrawal via DTC’s Deposit/Withdrawal at Custodian System to elect such transfer). You will only be able to create Growth PRIDES in minimum increments of 20 Income PRIDES and integral multiples thereof. Any notice given to establish Growth PRIDES will be irrevocable and may not be conditioned upon the level at which the reset rate described below is established in the remarketing.

INTEREST RATE RESET ON THE NOTES

The interest rate on the Notes will be reset, effective on and after May 17, 2004, upon a successful remarketing, in accordance with the procedures outlined under the contractual requirements of the Notes. The reset rate will be equal to the sum of (i) the reset spread and (ii) the yield on the selected benchmark U.S. Treasury security (CUSIP No. 912828BF6; maturity date August 6, 2006), each to be determined on May 12, 2004. The reset spread will be the appropriate spread so that the reset rate will be the interest rate that the Notes should bear in order for the Notes to have an approximate aggregate market value of 100.5% of the purchase price of a specified portfolio of U.S. Treasury securities. As of the date of this notice, the reset spread is expected to be 326 basis points. The actual reset spread will be determined on May 12, 2004, and could be higher or lower than today’s expected reset spread.

The Notes to be remarketed will be sold only in connection with the deliver of a Prospectus Supplement to the Prospectus dated June 13, 2001 (the “Prospectus Supplement”), which will be filed with the Securities and Exchange Commission (the “SEC”) under Rule 424(b)(5) on or before May 12 2004. A copy of the Prospectus Supplement may be obtained after it has been filed with the SEC, at no charge, from EDS by contacting Lori Marsh, 972-605-8933, or from the SEC’s Web site at www.sec.gov. The Prospectus Supplement and any other relevant documents filed with the SEC will contain important information that should be read carefully before any decision is made to purchase Notes in the remarketing.

The EDS common stock being offered to holders of Income PRIDES in the exchange offer may not be sold nor may offers to exchange be accepted prior to the time that the registration statement related to the exchange offer becomes effective. Copies of the registration statement, exchange offer prospectus, letter of transmittal and other materials related to the exchange offer may be obtained at no charge from Mellon Investor Services LLC, the information agent for the offer, at 866-293-6625 or from the SEC’s Web site at www.sec.gov. The materials related tot he exchange offer contain important information that should be read carefully before any decision is made with respect to the exchange offer.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the EDS common stock in the exchange offer or the Notes in the remarketing in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

•	For additional information regarding the securities referenced herein, you may contact::

Wylie Collins, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, 212-449-4913

Sean Healy, Electronic Data Systems Corporation, 212-610-8173

Lori Marsh, Electronic Data Systems Corporation, 972-605-8933